Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

May 13, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re: Catalyst Partners Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-254131)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 10, 2021, in which we, the representative of the several underwriters (the “Representative”), joined in the request of Catalyst Partners Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced registration statement for May 12, 2021, at 4:00 p.m. Eastern time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

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